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American International Group, Inc.

Computation of Ratios of Earnings to Fixed Charges

Exhibit 12

Three Months Ended March 31, (in millions, except ratios)	2012	2011

Earnings:
Pre-tax income (loss)(a):	$2,561	$(1,317)
Add – Fixed charges	1,129	1,249

Adjusted Pre-tax income (loss)	3,690	(68)

Fixed charges:
Interest expense	$910	$990
Portion of rent expense representing interest	40	49
Interest credited to policy and contract holders	179	210

Total fixed charges	$1,129	$1,249

Total fixed charges, excluding interest credited to policy and contract holders	$950	$1,039

Ratio of earnings to fixed charges:
Ratio	3.27	n/a
Coverage deficiency	n/a	$(1,317)

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b) :
Ratio	3.88	n/a
Coverage deficiency	n/a	$(1,107)

(a)
From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest. These amounts have been revised to reflect the retrospective adoption of the deferred acquisition cost accounting standard on January 1, 2012.

(b)
The Ratio of earnings to fixed charges excluding interest credited to policy and contract holders removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest amounts are also removed from earnings used in this calculation. GICs and GIAs are entered into by AIG's subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. When these investments yield rates greater than the rates on the related policyholders obligation or contract, a profit is earned from the spread.

174            AIG 2012 Form 10-Q

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  Computation of Ratios of Earnings to Fixed Charges
  Exhibit 12